April 14, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Solaris Oilfield Infrastructure, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 6, 2017

File 333-216721

Ladies and Gentlemen:

Set forth below are the responses of Solaris Oilfield Infrastructure, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 13, 2017, with respect to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-216721, filed with the Commission on April 6, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR. For convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Recent Trends and Outlook, page 53

1.	We note in response to comment 3 you disclose the utilization rates of 65% for 2016 and 51% in 2015. Such utilization rates could imply that you have excess capacity which is inconsistent with your disclosure on page 1 where you state you have more demand for your systems than you can satisfy with your existing fleet. Please clarify how this qualitative statement regarding demand correlates to the quantified utilization rate for 2016 and discuss your expectations for utilization rates in 2017.

RESPONSE: We have revised the Registration Statement as requested. Please see pages 1, 53 and 72 of Amendment No. 2.

Securities and Exchange Commission

April 14, 2017

Results of Operations, page 57

Cost of Proppant System Services, page 58

2.	We note in response to comment 4 you have updated your disclosure to discuss the reasons for the increase in cost of proppant system services relative to the related revenue. However, as previously requested please provide the ratios and analysis where cost of proppant system rental and cost of proppant system services include the depreciation, depletion and amortization attributable to each.

RESPONSE: We have revised the Registration Statement as requested. Please see pages 58-59 of Amendment No. 2.

Description of Capital Stock, page 107

Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws, page 109

3.	We note your statement in the sixth bulleted item of page 109 that your certificate of incorporation and your bylaws “may be amended by the affirmative vote of the holders of at least two-thirds of [your] then outstanding Class A common stock.” However, Section 12.1(B) of your amended and restated certificate of incorporation and Section 8.1 of your amended and restated bylaws indicate that such an amendment would require the affirmative vote of the holders of two-thirds of all outstanding stock entitled to vote thereon, and not just outstanding Class A common stock. Please advise.

RESPONSE: Our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then-outstanding common stock entitled to vote thereon, voting together as a single class. We have revised the Registration Statement to clarify the disclosure regarding this provision. Please see page 111 of Amendment No. 2.

Consolidated Statements of Operations, page F-9

4.	We note your response to comment 5. If you apply the accommodation outlined in SAB Topic 11.B, in excluding depreciation and amortization from certain cost and expense categories, separately report on the face of your statement of operations, depreciation and amortization amounts that are attributable to each line from which it has been excluded.

RESPONSE: We have revised the Registration Statement as requested. Please see pages 15, 51, 58, F-4 and F-9 of Amendment No. 2.

Securities and Exchange Commission

April 14, 2017

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Securities and Exchange Commission

April 14, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

SOLARIS OILFIELD INFRASTRUCTURE, INC.

By:	/s/ Kyle S. Ramachandran
Name:	Kyle S. Ramachandran
Title:	Chief Financial Officer

Enclosures

cc:	Douglas E. McWilliams, Vinson & Elkins, L.L.P.
Julian J. Seiguer, Vinson & Elkins, L.L.P.
Ryan J. Maierson, Latham & Watkins LLP
Thomas G. Brandt, Latham & Watkins LLP